

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 7, 2010

<u>Via U.S. Mail</u>

Mr. Thomas F. Rose
Chief Financial Officer
RTI Biologics, Inc.
11621 Research Circle
Alachua, Florida 32615

>   **Re: RTI Biologics, Inc.**
>   **Form 10-K for the Year Ended December 31, 2008**
>   **File No. 000-31271**

Dear Mr. Rose:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief